SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS
Item

1.	English translation of letter dated March 27, 2013 to the Buenos Aires Stock Exchange regarding director resignation

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, March 27, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Resignation of Member of the Board of Directors

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform that today, Mr. Norberto Carlos Berner has submitted his resignation as Member of the Board of Directors representing the Argentine Government, in accordance with the instructions established within the framework of Decree Nº 1,278/12.

The Board of Directors will consider the resignation presented by Mr. Berner in the next meeting to be held.

Sincerely,

Pedro Gastón Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 27, 2013	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman